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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*


                               SEI INVESTMENTS COMPANY
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     784117 10 3
                            -----------------------------
                                    (CUSIP Number)

                             N. JEFFREY KLAUDER, ESQUIRE
                             MORGAN, LEWIS & BOCKIUS LLP
                                   ONE LOGAN SQUARE
                             PHILADELPHIA, PA  19103-6993
                                     215-963-5694
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                        6/8/95
                            -----------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 784117 10 3    AMENDMENT NO. 2 TO SCHEDULE 13D    PAGE 2 OF 5 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ALFRED P. WEST, JR.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /

                                                                 (b) / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
               PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
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                         7    SOLE VOTING POWER
      NUMBER OF               4,384,803  SHARES
       SHARES            -------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER
       OWNED BY               0
        EACH             -------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER
       PERSON                 4,384,803 SHARES
        WITH             -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,384,803 SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     24.7%
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14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 784117 10 3    AMENDMENT NO. 2 TO SCHEDULE 13D    PAGE 3 OF 5 PAGES


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock") of SEI Investments Company (the "Issuer"). The principal executive offices of the Issuer are located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456-1100.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being filed by Alfred P. West, Jr., a United States citizen. The present principal occupation of Mr. West is Chairman and Chief Executive Officer of the Issuer. Mr. West's business address is 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456-1100.

          Mr. West has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          Mr. West was not a party to a civil proceeding of a judicial or administrative body as a result of which proceeding Mr. West was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. West initially purchased the shares with his personal assets; such purchases were not effected with the proceeds of any borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares were originally purchased for the purposes of investing in the growth of the Issuer, providing capital to the Issuer and maintaining control of the Issuer. Mr. West has put certain shares in a limited partnership for estate planning purposes, but continues to have voting and investment power over such shares as the General Partner.

          Mr. West has no plans or proposals that relate to or would result in any of the events described in subparagraphs (a) through (i) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. West beneficially owns and has sole power to vote and dispose of 4,384,803 shares of Common Stock, constituting 24.7% of the total shares of Common Stock outstanding. This does not include 4,000 shares owned by Mr. West's spouse and 816,734 shares owned by a trust for the benefit of Mr. West's children of which Mrs. West is a trustee, with respect to which shares Mr. West disclaims beneficial ownership.

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CUSIP NO. 784117 10 3    AMENDMENT NO. 2 TO SCHEDULE 13D    PAGE 4 OF 5 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

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                                                             PAGE 5 OF 5 PAGES


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                April 9, 1998
                                        ------------------------------
                                                    (Date)


                                            /s/ Alfred P. West, Jr.
                                        ------------------------------
                                                  (Signature)


                                               Alfred P. West, Jr.
                                        ------------------------------